                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

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          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

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          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

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          to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines and adopts Group first-half report for 2008

-

NET INCOME 1,140 MILLION EUROS

-

CAPEX 2,956 MILLION EUROS, UP 22.6% COMPARED WITH H1 2007

-

BERNABÉ: “DOMESTIC MARKET FIRST-HALF PERFORMANCE IN LINE WITH EXPECTATIONS AND INDUSTRY TRENDS, EXCLUDING ONE-OFF EVENTS.”

REVENUES: 14,838 MILLION EUROS (DOWN 3.3% COMPARED WITH H1 2007); -3.8% ORGANIC VARIATION; -1.2% EXCLUDING THE EFFECTS OF REGULATORY CHANGES (394 MILLION EUROS)

EBITDA: 5,535 MILLION EUROS (DOWN 12.6% COMPARED WITH H1 2007); -8.3% ORGANIC VARIATION; -3.7% EXCLUDING THE EFFECTS OF REGULATORY CHANGES (292 MILLION EUROS)

ORGANIC EBITDA MARGIN: 39.4% (41.4% IN H1 2007)

EBIT: 2,608 MILLION EUROS (DOWN 26.6% COMPARED WITH H1 2007); -18.8% ORGANIC VARIATION; -10.6% EXCLUDING THE EFFECTS OF REGULATORY CHANGES (292 MILLION EUROS)

ORGANIC EBIT  MARGIN: 19.6% (23.2% IN H1 2007)

CONSOLIDATED NET INCOME: 1,140 MILLION EUROS; DOWN 24.0% COMPARED WITH H1 2007

NET FINANCIAL BORROWINGS AS AT JUNE 30, 2008 OF 37,172 MILLION EUROS (35,701 MILLION EUROS AT Y/E 2007); NET FINANCIAL BORROWINGS UP 1,736 MILLION EUROS COMPARED WITH MARCH 31, 2008 (35,436 MILLION EUROS) AFTER Q2 DIVIDEND PAYOUTS (1,638 MILLION EUROS) AND THE PURCHASE OF 3G LICENSES IN BRAZIL (477 MILLION EUROS)

CAPITAL EXPENDITURE: 2,956 MILLION EUROS, UP 544 MILLION EUROS (+22.6%) COMPARED WITH H1 2007

DOMESTIC TARGET CONFIRMED, BRAZIL MOBILE AND HANSENET TARGETS REVISED

Disclaimer: This press release – notably the Outlook for the Current Year section – contains forward-looking statements of Group intentions, beliefs and current expectations regarding financial performance and other aspects of Group operations and strategy.

Readers are reminded not to rely unduly on forward-looking statements. Actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the Group’s control.

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic variation in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the appendix.

Milan, August 8, 2008

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and adopted the Group's H1 2008 Report on Operations.

Group CEO Franco Bernabè said: “Telecom Italia has closed the first half of the year with results in line with expectations and industry trends, excluding one-off events.

“First-half earnings were influenced by a number of factors: implementation of the restructuring plan announced in June (around 300 million euros in charges for staff early retirement), regulatory changes (corresponding to around 400 million euros in lower revenues), and changes to the consolidation area.

“Outside of these developments, the Group’s earnings and financial performance on the domestic market were on target.

“Encouraging signs of growth were in evidence in fixed and mobile innovative services. The mobile broadband-enabled customer base has almost doubled in size, and new media service adoption is expanding at impressive rates. Broadband revenues are matching our high growth expectations thanks to a customer base quality enhancement strategy (75% of customers are now on flat rate packages). Lastly, Telecom Italia’s innovative ICT market solutions are generating double-digit turnover growth in Services. A rebound in ARPU and an improved share of the high-value customer market are the success stories from the mobile market.

“In addition to the Group’s earnings figures meeting expectations, another achievement was the improvement quality-of-service metrics on the domestic market – a further sign of the Group’s renewed focus on the customer.

“In Brazil and Germany, the Group has suffered unexpected setbacks as a result of the competitive conditions on the local markets. In consequence, the TIM Brasil and Hansenet management teams were renewed. The positive effects of these changes will become evident in the coming quarters, and take full effect from next year.

“We confirm the targets announced to the market for our domestic business, and have partially revised the forecast for our international operations.”

TELECOM ITALIA GROUP

The Telecom Italia Group half-year report was drafted in observance of article 154–ter (Financial Relations), Decree Law no. 58 of 1998 (Unified Finance Law - TUF) and subsequent amendments and additions, and was prepared in compliance with the international accounting standards issued by the International Accounting Standards Board and approved by the European Union (“IFRS”), in addition to the provisions issued in implementation of article 9, Decree Law no. 38 of 2005.

The consolidation area as at June 30, 2008 differs from June 30, 2007 and December 31, 2007 thus:

- Entel Bolivia left the consolidation area on April 1, 2008, following a Bolivian Government Decree dated May 1, 2008, providing for the nationalization of the Entel Bolivia shares held by the Telecom Italia Group. This equity interest is now entered as a Current asset;

- The companies acquired from the AOL Group at the end of February 2007 entered the consolidation area on March 1, 2007;

- InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007) joined the consolidation area;

- The Shared Service Center S.r.l. company joined the consolidation area (fully consolidated from October 2007), following the Parent company's acquisition of a controlling stake in the fourth quarter of 2007.

Previously, the company was entered on the accounts using the equity method.

Pursuant to IFRS requirements, the Liberty Surf Group has been classified as a “Discontinued Operation” for its first-half 2007 and 2008 earnings and its asset/liabilities at June 30, 2008, after it was put up for sale in early 2008.

Revenues were down 3.3% at 14,838 million euros, from 15,337 million euros in H1 2007 (a reduction of 499 million euros). Excluding exchange rate fluctuations (up 87 million euros), changes to the consolidation area (up 22 million euros, principally ascribable to the addition of AOL's internet operations in Germany from March 1, 2007, and Entel Bolivia's exit in the second quarter of 2008), and a 24 million euro reduction in revenues (taking into account revised termination rates and the settlement of disputes with other carriers), the organic variation amounted to -3.8% (down 584 million euros).

The following table provides a breakdown of revenues by Business Unit:

(millions of euro)	Domestic	European Broadband	Brazil Mobile	Media	Olivetti	Other operations	Adjustments and eliminations	Total

1st Half 2008	11,420	642	2,537	148	180	98	(187)	14,838
1st Half 2007	12,182	512	2,322	125	192	109	(105)	15,337

A breakdown of organic revenue variations by business unit follows:

The Domestic business unit posted 718 million euros in lower revenues, principally as a result of the following regulatory changes:

-

Changes to prices for regulated wholesale unbundling, shared access and bitstream services (48 million euros less);

-

Revision of fixed-line/mobile termination rates in the second half of 2007 (131 million euros less);

-

Application from March 2007 of the so-called “Bersani Decree” (125 million euros less, net of a positive elasticity effect)

-

Realignment of international roaming tariffs within the European Union, in compliance with European Commission guidance (90 million euros less).

Taken together, these external developments amounted to a total of 394 million euros. This figure does not include the 31 million euro negative impact on revenues of the renegotiation of the national roaming contract with H3G, nor the winding up of a number of international wholesale transit contracts from the second quarter of 2007 (which had a negative impact of 166 million euros).

The European Broadband business unit contributed an additional 62 million euros to revenues.

The Brazil Mobile business unit posted a 99 million euro increment, generated by growth in value-added voice services and ongoing customer base expansion.

Media business unit revenues rose 23 million euros, spurred by growth in Digital Terrestrial revenues (agreements with Mediaset and Telecom Italia for Serie A soccer rights).

Olivetti business unit revenues were substantially unchanged (down 1 million euros). Sales of specialist printers were up, though there was a slowdown in sales of traditional inkjet products and accessories.

Revenues from international activities (defined in terms of customer location) amounted to 4,268 million euros (4,249 million euros in the first half of 2007): of this, 58.8% was in Brazil (54.2% in the first half of 2007).

EBITDA (operating result before amortization and depreciation, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to 5,535 million euros, down 12.6% compared with H1 2007 (down 800 million euros). The EBITDA margin was 37.3% (41.3% in H1 2007). Excluding the effects of other non-organic variations, exchange-rate fluctuations and changes to the scope of consolidation, the organic variation in EBITDA amounted to -8.3% (down 530 million euros). This variation breaks down as follows:

	1st Half 2008	1st Half 2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	5,535	6,335	(800)	(12.6)
Effect of change in scope of consolidation		(13)
Effect of change in exchange rates		15
non-organic (income) expenses	325	53
Expenses for labour mobility under Law 223/91	287	-
Disputes and settlements with other operators	36	33
Non-recurring expenses	2	-
Antitrust fine	-	20
COMPARABLE EBITDA	5,860	6,390	(530)	(8.3)

On a like-for-like basis, the EBITDA margin was 39.4% (41.4% in H1 2007).

The above-mentioned external developments, plus renegotiation of the H3G roaming contract, had an overall 323 million euro negative impact on EBITDA. EBITDA was also affected by personnel costs that included 287 million euros in charges generated by the start of job mobility procedures pursuant to law no. 223/91, as per the plan for efficiency and restructuring announced on June 4. It should be noted that in the first six months of 2007, personnel costs included a one-off 110 million euro boost.

EBIT (Operating income) amounted to 2,608 million euros, down 26.6% (946 million euros) compared with H1 2007; EBIT corresponded to 17.6% of revenues (23.2% in the first half of 2007). The organic variation in EBIT registered a decrease of 672 million euros (down 18.8%), as follows:

	1st Half 2008	1st Half 2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	2,608	3,554	(946)	(26.6)
Effect of change in scope of consolidation		(9)
Effect of change in exchange rates		(7)
non-organic (income) expenses	300	42
Non-organic (Income) Expenses already described under EBITDA	325	53
Gains on sale of non current assets	(25)	(10)
Other non-recurring gains	-	(1)
COMPARABLE EBIT	2,908	3,580	(672)	(18.8)

On a like-for-like basis, the EBIT margin was 19.6% (23.2% in H1 2007).

In more detail, EBIT was impacted not just by the factors stated with regard to EBITDA, but also by 2,952 million euros in depreciation and amortization (2,793 million euros in H1 2007, a rise of 159 million euros). Greater amortization and depreciation was partially offset by 14 million euros in higher gains on disposals of non-current assets, for the most part regarding the sale of real estate.

The net consolidated result amounted to 1,140 million euros (1,108 million euros before minority interests), down 24.0% compared with H1 2007 (1,500 million euros). The reduction in EBIT and deteriorated results for financial management and companies in which equity interests are held (268 million euros, of which 203 million euros in a fair value assessment of call options on 50% of Sofora Telecomunicaciones share capital, for which a 93 million euro write-back was undertaken in the first half of 2007, compared with a 110 million euro write-down in the first half of 2008) were counterbalanced essentially by income taxes that were 845 million euros lower. This decrease may be ascribed to lower pre-tax results, lower tax rates, and the release of deferred tax on advanced depreciation during preceding years worth 515 mln euro, net of substitute tax (2008 Finance Law).

Events or circumstances pursuant to IAS 36 paragraph 12 allow for the presumption that a going value may have been lowered. In consequence, a review was carried out of the value that may be salvaged by the Cash Generating Units to which the goodwill concerned was allocated; the review found that the salvageable values exceeded the book values.

First-half 2008 capital expenditure was up 544 million euros compared with the same period last year (22.6%) to 2,956 million euros, mainly as a result of greater mobile investments for the acquisition of 3G licences in Brazil.

Net financial borrowings as at June 30, 2008 amounted to 37,172 million euros (35,701 million euros at Y/E 2007). The figure was up 1,736 million euros compared with March 31, 2008 (35,436 million euros). Since Y/E 2007, net financial borrowings have increased by 1,664 million euros for dividend payouts and by 477 million euros for 3G licence acquisitions in Brazil (through the contraction of a financial debt with the Brazilian regulatory authority Anatel, which was only partially offset by improved operational performance).

At June 30, 2008, the Group employed  81,800 people (including persons employed by discontinued operations), of whom 66,787 in Italy (83,429 at Y/E 2007, of whom 66,951 in Italy).

BUSINESS UNIT RESULTS

The Telecom Italia Group is organized into units by business operation:

•

The Domestic Business Unit encompasses Fixed-line Telecommunications (Retail Voice, Internet, Data Business and Wholesale) and Mobile Telecommunications, along with associated support activities;

•

The European Broadband Business Unit covers broadband services in Germany and the Netherlands;

•

The Brazil Mobile Business Unit is responsible for Mobile Telecommunications operations in Brazil;

•

The Media Business Unit manages TV and news operations;

•

The Olivetti Business Unit spans the manufacture of digital print systems, office inkjet products, ink-jet heads and Micro-Electro-Mechanical Systems (MEMS);

•

“Other operations” consists of finance enterprises and other minor enterprises not strictly involved in Telecom Italia Group core business.

Telecom Italia Media Group results for the first half of 2008 were published in a press release issued on Aug. 7, 2008, following the Board meeting called to approve the accounts.

DOMESTIC

Revenues of 11,420 million euros were down 6.3% (-762 million euros) compared with H1 2007. The organic variation was -5.9% (-718 million euros) excluding the effects of other non-organic variations, exchange-rate fluctuations and changes to the scope of consolidation (revised termination rates and the settlement of pricing disputes with other carriers). Revenues performance was impacted by:

•

A reduction in termination tariffs (131 million euros);

•

Application of the “Bersani Decree” in March 2007 (125 million euros net of the elasticity effect);

•

Changes to EU international roaming traffic prices pursuant to European Commission guidance (90 million euros);

•

Changes to regulated wholesale prices for bitstream, unbundling and shared access (48 million euros).

Compared with the preceding year, taken together these “regulatory changes” resulted in revenues that were 394 million euros lower. This is before considering the 31 million euro negative impact of renegotiating the roaming contact with H3G, and the winding up of a number of international wholesale transit contracts starting in the second quarter of 2007, which had a 166 million euro negative impact.

Fixed-Line Telecommunications

Fixed-line telecommunications revenues amounted to 7,485 million euros, a 6.2% reduction (down 498 million euros) compared with the first half of 2007. The organic variation in revenues was -5.7% (454 million euros less), excluding exchange rate fluctuations and changes to the scope of consolidation.

Retail Voice
Retail Voice revenues amounted to 3,895 million euros, down 390 million euros (9.1%) compared with 2007, principally as a result of lower traffic and accesses. The contraction in traffic volume and prices predominantly regarded fixed/mobile and long-distance routes. Lower volumes are the result of a migration of traffic from fixed to mobile phones, alongside a shrinking average customer base. Prices have been affected by the reduction in fixed/mobile termination rates and the greater take-up of flat-rated price plans. The reduction in the number of accesses is exclusively the result of a contraction in the average customer base.

Internet
Revenues at the Internet unit amounted to 810 million euros, up 13.1% (94 million euros) compared with H1 2007. Growth was driven by ongoing rises in revenues from Broadband (up 12.6% or 81 million euros) and content (up 90.0% or 27 million euros) compared with the same period in 2007. The overall domestic market Broadband access portfolio grew to 7.8 million customers, of whom 6.6 million are retail customers. The strategy of migrating customers towards higher value offerings continues in order to stabilize ARPU. Flat-rated packages now account for 75% of the entire broadband retail customer portfolio. The VoIP customer portfolio numbers some 1.7 million accesses, corresponding to 25% of all Broadband Retail accesses. The IPTV service continues penetrating the consumer market with a portfolio of 180,000 clients, up 100,000 compared with Y/E 2007, while development continues on web offerings and activities through the Virgilio/Alice portal.

Data Business

Data Business revenues amounted to 801 million euros. The 40 million euro (4.8%) reduction compared with H1 2007 reflects increasingly fierce competition in the corporate clients market, as well as a review of the price of public administration contracts in June 2007. ICT services and products, however, continued to register dynamic growth, and posted a 14 million euro increase (up 4.4%).

Wholesale

Revenues from Wholesale services amounted to 1,814 million euros, an overall 7.0% decrease (down 136 million euros) compared with the same period in 2007. Revenues from domestic wholesale services amounted to 1,165 million euros, in line with the same period in 2007. Excluding the regulatory changes noted above, domestic wholesale revenues increased by 49 million euros (and were up by 73 million euros excluding non-organic elements), driven by expansion in the Data and Regulated Services customer base. Revenues from international wholesale services amounted to 649 million euros, down 17.4% (137 million euros) compared with H1 2007. The reduction is the result of lower revenues from transit following the end of a number of contracts starting in Q2 2007.

Mobile Telecommunications

Revenues in H1 2008 amounted to 4,669 million euros, down 5.0% compared with the same period in 2007. The 247 million euro reduction in revenues may be attributed to regulatory changes beyond the scope of market competition dynamics (the “Bersani Decree”, and the reduction of inbound termination rates and EU international roaming prices, corresponding to a negative impact quantifiable at 316 million euros) and to the previously-mentioned renegotiation of the H3G roaming contract (31 million euros less). Excluding these items, revenues would have risen as a result of growth in traditional voice service usage and rising VAS service revenues.

The first half of 2008 was characterized by strong growth in revenues from value-added services (VAS), up 13.2% compared with H1 2007 to 1,037 million euros. This was achieved through greater take-up of interactive services, notably mobile broadband (domestic browsing revenues were up 45%). VAS revenues corresponded to 23.9% of all revenues from services (compared with 19.9% in H1 2007).

Voice revenues (outgoing and incoming) amounted to 3,148 million euros. The 314 million euro reduction compared with H1 2007 (9%) is wholly attributable to the previously- mentioned negative impact of regulatory changes.

Revenues from the sale of handsets reached 325 million euros, an increase of 3 million euros on the same period in 2007, as the result of an enhanced mix of products sold.

At June 30, 2008, Telecom Italia supplied 35.8 million mobile lines (of which 6.5 million UMTS, corresponding to 18.2% of all lines). The number of lines supplied grew by 4.3 million compared with H1 2007, corresponding to a market share of 39.4%. During the first half of 2008 the company pursued a strategy and sales policy targeted at raising the quality of customer acquisitions through a selective approach that increased the weighting of high-value customers (contracts and business) in the customer portfolio.

Domestic Business Unit EBITDA amounted to 4,931 million euros, down 12.2% compared with the same period in 2007 (688 million euros lower). The EBITDA margin corresponded to 43.2% of revenues (a 2.9% reduction compared with the same period in 2007). This result was significantly impacted by the previously-mentioned regulatory changes (292 million euros overall), by renegotiation of the roaming contract with H3G worth 31 mln euro, and by personnel expenses associated with the commencement of job mobility procedures pursuant to law no. 223/91 (287 million euros). The organic variation in EBITDA compared with H1 2007 was -7.4% (down 418 million euros), corresponding to an EBITDA margin of 45.9% (46.7% in the first half of 2007):

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	4,931	5,619	(688)	(12.2)
Effect of change in the scope of consolidation	-	5
Effect of exchange rate fluctuations	-	(3)
Non-organic expenses (income):	325	53
Expenses for labour mobility under Law 223/91	287	-
Disputes and settlements with other operators	36	33
Provisions for Competition Authority fine	-	20
Other expenses, net	2	-
COMPARABLE EBITDA	5,256	5,674	(418)	(7.4)

The organic EBITDA Margin corresponded to 45.9% (compared with 46.7% for the first half of 2007).

Domestic Business Unit EBIT totalled 2,679 million euros, a 22.5% (777 million euro) reduction compared with H1 2007. The EBIT margin corresponded to 23.5% of revenues (against 28.4% in H1 2007). The organic variation in EBIT amounted to -14.9% (down 523 million euros), corresponding to an EBIT margin of 26.0% (28.8% in the first half of 2007):

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
HISTORICAL EBIT	2,679	3,456	(777)	(22.5)
Effect of change in the scope of consolidation	-	5
Effect of change in exchange rates	-	(2)
Non-organic (income) expenses:	300	43
Non-organic (income) expenses already described under EBITDA	325	53
Additional non-organic (income) expenses:	(25)	(10)
Gains on sale of non-current assets	(25)	(10)
COMPARABLE EBIT	2,979	3,502	(523)	(14.9)

EBIT was affected by the factors stated in the comments on EBITDA, and by 103 million euros in higher amortization and depreciation costs, offset partially by a higher balance of gains/losses on disposals of non-current assets (up 14 million euros).

Capital expenditure amounted to 1,952 million euros (up 57 million euros compared with H1 2007). Capital expenditure was equal to 17.1% of revenues (15.6% over the same period in 2007).

The company employed 64,234 members of staff, down 128 compared with December 31, 2007.

EUROPEAN BROADBAND

The structure of this Business Unit has been modified compared to the 2007 Accounts following moves in early 2008 to dispose of the Liberty Surf Group, which is, consequently, considered as a Discontinued Operation. This deal is expected to go through, including the transferral of the associated shares, by the end of September 2008.

European Broadband business unit revenues amounted to 642 million euros, a 25.4% increment (130 million euros) compared with the first half of 2007. Organic growth on an equal perimeter basis amounted to 62 million euros (up 10.7%). The Broadband customer portfolio numbered more than 2.5 million accesses as at June 30, 2008.

EBITDA amounted to 119 million euros, down 9 million euros compared with H1 2007. The EBITDA margin corresponded to 18.5% (25.0% in the first half of 2007); Organic EBITDA was 16 million euros lower (-11.9%) compared with H1 2007:

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	119	128	(9)	(7.0)
Effect of change in the scope of consolidation	-	7
COMPARABLE EBITDA	119	135	(16)	(11.9)

The EBIT figure of 2 million euros was down 50 million euros (96.2%) compared with H1 2007. Organic EBIT registered a 53 million euro fall compared with the first half of 2007 (down 96.4%):

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
HISTORICAL EBIT	2	52	(50)	(96.2)
Effect of change in the scope of consolidation	-	3
COMPARABLE EBIT	2	55	(53)	(96.4)

The drop in EBIT was generated by the factors stated in the comments on EBITDA, and by a substantial 41 million euro hike in amortization and depreciation costs incurred by greater investments in network and IT support infrastructure in late 2007, along with costs involved in newcomer activations.

Capital expenditure amounted to 189 million euros, down 1 million euros on H1 2007.

At June 30, 2008 the company employed 3,081 people, a rise of 110 compared with December 31, 2007.

Germany (Hansenet + TI Deutschland)
	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
Revenues	601	476	125	26.3
EBITDA	115	118	(3)	(2.5)
% of revenues	19.1	24.8
EBIT	9	52	(43)	(82.7)
% of revenues	1.5	10.9
Capital expenditures	181	186	(5)	(2.7)

Holland (BBNed)
	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
Revenues	41	36	5	13.9
EBITDA	4	10	(6)	(60.0)
% of revenues	9.8	27.8
EBIT	(7)	-	(7)
% of revenues	(17.1)
Capital expenditures	8	4	4	100.0

MOBILE BRAZIL
(Average euro/real exchange rate: 0.3854)

Between the end of March 2007 and the end of June 2008, the Brazilian market for mobile lines expanded by 24.8% to a total of 133.2 million lines as at June 30, 2008, corresponding to 69.4% population penetration. This compares with 106.7 million lines at June 30, 2007 (56.4% penetration), and 121 million lines at December 31, 2007 (around 63.5% penetration).

The TIM Brasil Group maintained its position as the number two mobile operator on the Brazilian market, supplying 33.8 million lines (up 23.1% compared with the end of June 2007, and up 8.2% compared with December 31, 2007), corresponding to a 25.4% market share (25.8% in June 2007).

Consolidated TIM Brasil Group revenues for the first half of 2008 amounted to 6,582 million reais, a 4.3% increase (269 million reais) compared with the same period in 2007. Revenues from services were up 6.7%. A major hike in customer base, especially in the prepaid lines, the higher penetration among lower-ARPU segments, and to strong competition through promotions, particularly regarding on-net offerings, brought down ARPU by 5.2 reais (36.7 reais as at June 2007, compared with 31.5 reais as at June 2008).

Consolidated EBITDA in the first half of 2008 amounted to 1,351 million reais, down 15.1% compared with the same period in 2007 (down 240 million reais). The EBITDA margin was 20.5%, 4.7% lower than in H1 2007. The fall in EBITDA may predominantly be attributed to strong competition that eroded prices and, consequently, profit margins for services, along with higher provisions for bad debt, mainly regarding Telesales.

Consolidated EBIT as at June 2008 was minus 6 million reais, compared with plus 189 million reais for the first half of 2007. Lower amortization and depreciation incurred by the TDMA network in part counterbalanced the drop in EBITDA.

Capital expenditure in the first half of 2008 amounted to 2,138 million reais (737 million reais in the first half of 2007). The 1,401 million reais increase was incurred principally by the acquisition of 3G licenses, customer base expansion, and investments in 3G network infrastructure and IT.

At June 30, 2008 the company employed 10,239 people, a rise of 209 compared with December 31, 2007.

OLIVETTI

Revenues amounted to 180 million euros, down 12 million euros compared with the same period in 2007 (down 6.3%). Excluding changes to the consolidation area and unfavourable exchange rate fluctuations, organic revenue growth was minus 1 million euros (down 0.6%).

EBITDA amounted to -12 million euros, a 5 million euro improvement compared with the same period in 2007. This improvement may essentially be ascribed to the containment of fixed costs. The following table provides a breakdown of the organic variation in EBITDA, which was a positive 14 million euros (up 53.8%):

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	(12)	(17)	5	29.4
Effect of change in the scope of consolidation	-	(5)
Effect of change in exchange rates	-	(4)
COMPARABLE EBITDA	(12)	(26)	14	53.8

EBIT was -16 million euros, an 8 million euro improvement on the same period in 2007. The following table provides a breakdown of the organic variation, which was a positive 18 million euros (up 52.9%):

	1st Half	1st Half	Change
(millions of euro)	2008	2007	absolute	%
HISTORICAL EBIT	(16)	(24)	8	33.3
Effect of change in scope of consolidation	-	(5)
Effect of change in exchange rates	-	(4)
non-organic (income) expenses	-	(1)
COMPARABLE EBIT	(16)	(34)	18	52.9

Capital expenditure amounted to 1 million euros, 4 million euros lower than during H1 2007.

At June 30, 2008 the company employed 1,239 people, a fall of 40 compared with December 31, 2007. Numbers fell mainly as a result of resignations.

****

EVENTS OCCURRING AFTER JUNE 30, 2008

Telecom Italia S.p.A. under investigation pursuant to Decree Law no. 231/2001

In July 2008, Telecom Italia S.p.A. was notified of a summons to appear for the completion of investigations and was registered as under investigation for unfair management practices pursuant to decree law no. 231/2001, following an investigation conducted by the Public Prosecutor’s Office of Milan into events that involved the company’s Security Department, in which former company employees and contract workers are being investigated (among other things) for committing the predicate offence of corrupting public officials pursuant to decree law no. 231/2001.

Telecom Italia is also an injured party with regard to this offence as a result of conduct alleged to have been undertaken by some of the parties under investigation. The company is working with the Judicial Authorities to prepare an appropriate defence with regard to liability cited under decree law no. 231/2001, and has further instructed its lawyers to undertake all actions deemed necessary against anybody who, in any way, is proven to be responsible for the grave pecuniary and non-pecuniary damages that the Group has suffered. To this end, the company shall bring a civil action under the current proceedings.

In any event, notwithstanding the option of recourse to the alternative procedure of applying for a plea bargain, should liability be confirmed pursuant to decree law no. 231/2001, the risk for Telecom Italia consists of the payment of a fine that is prescribed by law at a maximum of around 1.5 million euros, multipliable by a maximum of three.

Placement of “Schuldschein” borrowers’ notes

On July 31, 2008, with a value date of August 7 2008, Telecom Italia Finance S.A. placed “Schuldschein” borrowers’ notes worth a nominal 250,000,000 euros. The notes have an annual 6.25%, coupon, an issue price of 99.23%, mature after 5 years, and are guaranteed by Telecom Italia S.p.A.

****

OUTLOOK FOR THE CURRENT YEAR

On the basis of the results achieved thus far this year, the company confirms its 2008 financial year earnings and financial targets for its Domestic business unit (overall revenues in excess of 23 billion euros, organic EBITDA margin of around 44%). However, the company is revising its targets for the Mobile Brazil and European Broadband business units (specifically, the Hansenet subsidiary).

Mobile Brazil organic revenue growth is forecast to exceed 7% (compared with the figure of 12% announced on March 7, 2008, lowered to 9% on May 7, 2008), with an EBITDA margin of between 23% and 23.5% (compared with the previous figure of around 24%).

Hansenet revenues are forecast to exceed 1.2 billion euros (compared with the figure of around 1.3 billion announced on March 7, 2008), with an EBITDA margin of over 22% (compared with around 26% as stated on March 7, 2008 and then lowered to around 24% on 8 May).

Applying first-half exchange rates to the whole of 2008, on an equivalent extraordinary income/charges and consolidation area basis (excluding operations in France from the beginning of the year and in Bolivia from April 1, 2008) the forecast is as follows:

•

Revenues of between 30.4 billion and 30.5 billion euros (compared with the previous target of around 31 billion euros);

•

An EBITDA margin of around 38% (excluding extraordinary income from reimbursement of the 1998 licence fee worth around 0.5 billion euros, and higher charges of around 0.3 billion euros for mobility), compared with the previous target of 38.5%.

Capital expenditure in 2008 is confirmed at around 5.4 billion euros, inclusive of 0.5 billion euros for the 3G licence acquisition in Brazil.

The “Net financial borrowings/EBITDA” ratio is forecast to be below 3 by the end of 2008.

The outlook for the rest of 2008 is nevertheless susceptible to risks and uncertainties arising from numerous factors, the majority of which are beyond the Group’s control. These include:

•

Changes to prices and tariffs;

•

Alterations to the general macro-economic scenario;

•

Fluctuations in business conditions (heightened competitivity on the domestic market, or an economic downturn on the main markets outside Italy: Brazil for mobile telephony, Germany for Broadband);

•

Amendments to legal and regulatory dispositions, or changes to the domestic and/or international political situation;

•

The outcome of disputes and litigation with regulatory authorities, competitors and other parties;

•

Unfavourable fluctuations in interest and/or exchange rates.

Lead Independent Director

The Board of Directors has appointed Paolo Baratta as Lead Independent Director. Since 2004, the Lead Independent Director has served as the focal and reference point for the requests and contributions of independent directors who sit on the Board.

Organizational Model

Following an inquiry by the Supervisory Board and the Committee for Internal Control and Corporate Governance, the Board has approved a number of amendments and additions to the Group Organizational Model pursuant to article 6, Decree Law no. 231/2001. The entire model has undergone a systemic review, taking into consideration an independent assessment made by an authoritative external consultant whose analysis was conducted on the basis of jurisprudential guidance and best practice.

The organizational model’s main elements have undergone changes: the Group’s Code of Ethics and Conduct (which is being published on the www.telecomitalia.it website, under the Corporate Governance section), organizational, procedural and educational provisions, and methods for updating risk assessment procedures through the definition of internal control schemes.

Share buyback (notification pursuant to article 144-bis, Issuer’s Regulations)

Following the announcement of an incentive and retention stock plan for the company’s top management (see the separate press release), the Board of Directors is exercising its mandate to commence the buyback of ordinary shares in the company in service of:

•

The stock grant plan for the above-mentioned shares (pursuant to the April 16, 2007 Shareholders’ Meeting authorization); and

•

The stock option plan for the Chairman and CEO (approved by the Shareholders’ Meeting on April 14, 2008).

A maximum of 36.4 million ordinary shares may be acquired on the market, of which 25 million for the stock grant plan and 11.4 million for the stock option plan. Authorization to buy back company shares for the stock grant plan expires on October 16, 2008; authorization to purchase shares for the stock option plan lasts until October 14, 2009 (18 months after the date of the associated Shareholders’ Meeting resolution).

Share purchases shall be undertaken through brokers on the Italian Stock Exchange’s regulated MTA market, pursuant to the operating terms and conditions set forth in the regulations for organizing and managing the Italian Stock Exchange IDEM market, and requiring the physical transfer of the underlying shares.

In no event shall these purchases be conducted through a public purchase or exchange offer.

The consideration for such purchases must fall between a minimum and maximum price corresponding to the weighted average of the official listing for the shares concerned, as recorded by Borsa Italiana S.p.A. over the 10 days’ trading prior to the purchase date, minus or plus 10% respectively. These same ceilings apply to the calculation of the overall cost of any derivative instruments involved.

Purchases shall be funded (to a maximum value, on the basis of an average price recorded during the month of July of 31.4 million euros) from available liquid assets, and will not entail any recourse to additional gross financial borrowings.

Compliance with the requirements for a listing pursuant to article 36, Market Regulations

In the light of amendments to the regulatory requirements for the listing of issuers with subsidiary companies outside the EU (article 36 and following, CONSOB Market Regulations), the Board of Directors has reviewed the compliance plan adopted in March 2008.

Taking into account the extended scope for the application of these regulatory requirements, in order to observe CONSOB’s directions it is essentially sufficient to supplement the publicity circulated prior to Shareholders’ Meetings (documentation of the accounts) by filing reporting packages (balance sheets and income statements) received from the companies concerned (at the present time, TIM Brasil Serviços e Partecipaçoës S.A., TIM Celular S.A., TIM Nordeste S.A. and TIM Partecipaçoës S.A.), and to provide certification from these companies at the time that these packages are sent to the Parent company that the companies concerned have supplied the auditor with all information necessary to audit the Parent company’s accounts. An ongoing review continues of the internal control system with regard to the financial reporting of all Group subsidiaries beyond EU borders.

****

Pursuant to paragraph 2, article 154-bis of the Unified Finance Law, Enrico Parazzini, the Manager in charge of preparing the company’s accounts, declares that the accounting information contained herein complies with the company’s documentation, accounting books and records.

As announced at the Board meeting held to adopt the half-year report, Enrico Parazzini shall be leaving Telecom Italia and stepping down from all offices held at the company (notably, General Manager and Manager in charge of preparing the company’s accounts). Concurrently, Marco Patuano shall be taking over as Head of the Finance Administration & Control Department, and as Manager in charge of preparing the company’s accounts.

****

The first-half 2008 results will be presented to the financial community during a conference call at 5 p.m. (Italian time).

Journalists will be able to follow the presentation by dialing +39 06 33168. No Q&A session is available.

Members of the media who are unable to listen in live may access a recording of the presentation by calling +39 06 334843 (access code 209912#).

Telecom Italia Media Relations +39 06 3688 2424 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the operations for the six-month period ended June 30, 2008 and the financial condition as of June 30, 2008 of the Telecom Italia Group. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the economic amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first half 2008 and 2007.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release a table shows the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group.

****

The reclassified Income Statements and Balance Sheets as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report on Operations  included in  the “First Half 2008 Financial Report” and are unaudited. Such reclassified statements, as well as the Net Financial Debt of the Telecom Italia Group are however consistent with those included in the Telecom Italia Group Consolidated Financial Statements for the six-month period ended June 30, 2008.

In addition, the Cash Flow Statements of the Telecom Italia Group, herewith presented, is included in the Telecom Italia Group Consolidated Financial Statements for the six-month period ended June 30, 2008.

Please note that the limited audit work by our independent auditors on the Telecom Italia Group Consolidated Financial Statements for the six-month period ended June 30, 2008 has not yet been completed.

TELECOM ITALIA GROUP

CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED BALANCE SHEETS

(1) For purposes of comparison with June 30, 2008, the figures at December 31, 2007 have been restated in order to consider  the Liberty Surf group within discontinued operations.

(1) For purposes of comparison with June 30, 2008, the figures at December 31, 2007 have been restated in order to consider  the Liberty Surf group within discontinued operations.

TELECOM ITALIA  GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		06/30/2008	12/31/2007 restated	Change	12/31/2007
		(a)	(b)	(a-b)	
Non-current financial liabilities (**):					
Financial payables		32,750	33,287	(537)	33,299
Finance lease liabilities		1,766	1,809	(43)	1,809
Non-current liabilities for hedging derivatives		2,709	1,942	767	1,942
Other financial liabilities		1	1	-	1
	(1)	37,226	37,039	187	37,051
Less:					
Non-current financial receivables for lessors' net investments		*(281)*	*(279)*	*(2)*	*(279)*
Non-current assets for hedging derivatives		*(334)*	*(286)*	*(48)*	*(286)*
		(615)	*(565)*	*(50)*	*(565)*
TOTAL NON-CURRENT FINANCIAL LIABILITIES (**)	**(A)**	**36,611**	**36,474**	**137**	**36,486**
Current financial liabilities (**):					
Financial payables		4,828	5,928	(1,100)	5,923
Finance lease liabilities		280	282	(2)	282
Current liabilities for hedging and non-hedging derivatives		482	372	110	372
Other financial liabilities		7	8	(1)	8
	(2)	5,597	6,590	(993)	6,585
Less:					
Current financial receivables for lessors' net investments		*(147)*	*(149)*	*2*	*(149)*
Current assets for hedging derivatives		*(144)*	*(186)*	*42*	*(186)*
		(291)	*(335)*	*44*	*(335)*
TOTAL CURRENT FINANCIAL LIABILITIES (**)	**(B)**	**5,306**	**6,255**	**(949)**	**6,250**
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	**(C) (3)**	**823**	**701**	**122**	**-**
TOTAL GROSS FINANCIAL DEBT (**)	**(D=A+B+C)**	**42,740**	**43,430**	**(690)**	**42,736**
Current financial assets (**):					
Securities other than investments		(166)	(387)	221	(390)
Financial receivables and other current financial assets		(1,124)	(1,065)	(59)	(377)
Cash and cash equivalents		(4,413)	(6,449)	2,036	(6,473)
	(4)	(5,703)	(7,901)	2,198	(7,240)
Less:					
Current financial receivables for lessors' net investments		*147*	*149*	*(2)*	*149*
Current assets for hedging derivatives		*144*	*186*	*(42)*	*186*
		291	*335*	*(44)*	*335*
	(E)	**(5,412)**	**(7,566)**	**2,154**	**(6,905)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(F) (5)**	**(30)**	**(33)**	**3**	**-**
TOTAL CURRENT FINANCIAL ASSETS (**)	**(G=E+F)**	**(5,442)**	**(7,599)**	**2,157**	**(6,905)**
NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION N. DEM/6064293/2006	**(H=D+G)**	**37,298**	**35,831**	**1,467**	**35,831**
Non-current financial assets (**):					
Securities other than investments		(14)	(9)	(5)	(9)
Financial receivables and other non-current financial assets		(727)	(686)	(41)	(686)
	(6)	(741)	(695)	(46)	(695)
Less:					
Non-current financial receivables for lessors' net investments		*281*	*279*	*2*	*279*
Non-current assets for hedging derivatives		*334*	*286*	*48*	*286*
		615	*565*	*50*	*565*
TOTAL NON-CURRENT FINANCIAL ASSETS (**)(*)	**(I)**	(126)	(130)	4	(130)
NET FINANCIAL DEBT	**(L=H+I)**	**37,172**	**35,701**	**1,471**	**35,701**
COMPOSITION OF THE NET FINANCIAL DEBT:					
Total gross financial debt:					
Non-current financial liabilities	(1)	37,226	37,039	187	37,051
Current financial liabilities	(2)	5,597	6,590	(993)	6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)	823	701	122	
		43,646	**44,330**	**(684)**	**43,636**
Total gross financial assets:					
Non-current financial assets	(6)	(741)	(695)	(46)	(695)
Current financial assets	(4)	(5,703)	(7,901)	2,198	(7,240)
Financial assets included in non-current assets held for sale	(5)	(30)	(33)	3	
		(6,474)	**(8,629)**	**2,155**	**(7,935)**
		37,172	**35,701**	**1,471**	**35,701**

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

(*) At June 30, 2008, the item includes: low-rate loans to employees (euro 87 million), loans to Aree Urbane S.r.l. (euro 26 million) and securities other than investments (euro 14 million).

TELECOM ITALIA GROUP  - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In the first half 2008 the following bonds were regularly repaid:

•

“Telecom Italia Finance S.A. 5.875% due 2008”: on January 24, 2008 Telecom Italia Finance S.A. regularly repaid the notes for the amount of 1,659 million of euro (the amount originally issued, equal to 1,750 million of euro, was subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation);

•

“Telecom Italia S.p.A. Floating Rate Notes Euribor 3M + 0.22% due 2008”: on June 9, 2008 Telecom Italia S.p.A. regularly repaid the notes for the amount of 750 million of euro.

In the first half 2008 Telecom Italia S.p.A. repurchased securities related to the bond “Telecom Italia S.p.A. euro 850 million 5.25% due 2055”, for a total nominal amount of 170 million of euro, with a capital gain on the Income Statement of 46 million of euro.

On June 4, 2008 Telecom Italia Capital S.A. placed, with Telecom Italia S.p.A.’s guarantee, on the USA bond market two tranches for the amount of USD 1 billion each, due on June 4, 2018 and June 4, 2038. The two tranches give a fixed coupon of 6.999% and 7.721%, respectively. The bond was issued under the Shelf Registration Statement (Form F-3) of USD 10 billion of the Group.

With reference to Telecom Italia Finance S.A. notes (euro 2,000 million, 7.25% due in April 2011), the coupon increased by 0.25% due to the change of the S&P’s credit rating occurred in March 2008. The step-up was applied since April 2008 coupon; therefore the new interest rate is equal to 7.50%.

According to the Terms and Conditions of “Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”, the bondholders for the face value of euro 360,839,000 waived the chance to extend the maturity date until 2010 and that amount will be regularly repaid on September 14, 2008. On June 12, 2008, the “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, due on June 14, 2010, was issued for the residual amount.

The total nominal repayment amount, net of the Group’s debt buy-back, related to the bonds expiring in the 18 months after June 30, 2008, issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 4,815 million of euro with the following detail:

•

361 million of euro, expiring on September 14, 2008;

•

634 million of euro, expiring on November 15, 2008;

•

1,500 million of euro, expiring on February 9, 2009;

•

110 million of euro, expiring on March 30, 2009;

•

2,210 million of euro, expiring on July 30, 2009.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them, equal to the nominal amount of 350 million of euro and 200 million of euro, respectively (on a total nominal amount of 2,092 million of euro at June 30, 2008) are not covered by bank guarantees and there are covenants that:

•

in case the company is object of merger, spin-off or transfer of a company business outside the Group, or rather alienates, sells or transfers assets or businesses, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of loan;

•

if the credit rating of the company underlies BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of guarantees by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to shareholders’ structure that can provide a change of control. The missed communication implies the cancellation of the contract. Furthermore, the cancellation of the contract is provided even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns more than the 50% of the voting rights in the ordinary meeting or a number of shares to represent more than the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project beneath the EIB funding.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to bind corporate assets as guarantee of funding ("negative pledge"), the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the market price value). There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 125 million of euro at June 30, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco S.p.A. shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as negative pledge clauses, worth the request for the repayment in advance of the loan.

Finally, we point out that on June 30, 2008 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been breached or violated in any way.

***

The effect of non-recurring events and transactions on the profit for the period is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Antitrust fine	-	(20)	20
Other expenses	(3)	-	(3)

Employee benefits expenses:

Expenses for labour mobility under Law 223/91

	(287)	-	(287)
IMPACT ON EBITDA	(290)	(20)	(270)

Gains (losses) on disposals of non-current assets:
Gains on sales of properties	25	10	15
IMPACT ON EBIT	(265)	(10)	(255)
Finance income (expenses):
Other gains	1	1	-
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(264)	(9)	(255)

Income tax expense	71	(2)	73
Discontinued Operations	(1)	(4)	3
IMPACT ON PROFIT FOR THE PERIOD	(194)	(15)	(179)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2008-2010 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 8th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager